UNITED STATES                                                                  OMB APPROVAL

SECURITIES AND EXCHANGE COMMISSION                              OMB Number:

              Washington, D.C. 20549                                                    Expires:

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  FORM 12b-25                                                                                       SEC FILE NUMBER

                                                                                                  _                        000-53809

NOTIFICATION OF LATE FILING                                                                    CUSIP NUMBER

(Check one):         [x] Form 10-K   [ ] Form 20-F    [ ] Form 11-K      [ ] Form 10-Q    [  ] Form 10-D    [  ] Form N-SAR   [ ] Form  N-CSR

For period                                              December 31, 2010

Ended:                                             ______________________________________________________________________________

[  ] Transition Report on Form 10-k

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

[  ] Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Bio-Carbon Systems International Inc.

____________________________________________________________________________________

Full Name of Registrant

ABC Acquisition Corp 1501

____________________________________________________________________________________

Former Name if Applicable

72 Birch St. East
________________________________________________________________________________________________

Address of Principal Executive Office (Street and Number)

Chapleau, ON  P0M 1K0    Canada

___________________________________________________________________________________

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[x]  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x]	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

Sate below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

A change in the Registrant’s business operations and in the Registrant’s personnel delayed the preparation of the financial information necessary for a timely filing of the Registrant’s Form 10-K for the year ended

December 31, 2010.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)                             Name and telephone number of person to contact in regard to this notification

                      Benjamin Ward and/or Ryan Bignucolo                        705                                  864-1095

                                               (Name)                                                    (AreaCode)                    (Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes [x] No [ ]

(3)          Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes [ ]      No [x]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Bio-Carbon Systems International Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:      March 28, 2011                                                   BIO-CARBON SYSTEMS INTERNATIONAL INC.
                                                                                                (to be renamed JOSHUA GOLD RESOURCES INC.)

                                                                                                By:         /s/ Benjamin Ward

                                                                                                       Name:  Benjamin Ward

                                                                                                       Title: Chief Financial Officer

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